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                             February 10, 2022

       Sih-Ping Koh
       Chief Executive Officer
       Gorilla Technology Group Inc.
       7F, No.302, Ruey Kuang Road
       Neihu, Taipei 114720, Taiwan, R.O.C.

                                                        Re: Gorilla Technology
Group Inc.
                                                            Registration
Statement on Form F-4
                                                            Filed January 10,
2022
                                                            File No. 333-262069

       Dear Dr. Koh:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-4

       Certain Material U.S. Federal Income Tax Considerations, page 24

   1. Revise to provide a meaningful summary of the expected material tax consequences and considerations in
connection with the proposed transaction.
       Risks Related to Gorilla
       Risks Related to Gorilla's Business and Industry, page 28

   2. We note your risk factor on page 30 that a single customer has accounted for a material portion of your
revenues. Please identify the customer that accounted for 25% of Gorilla's revenues for the year
ended December 31, 2020 and disclose the material terms of your agreement with this
customer, including term and termination provisions, and any minimum commitments.
 Sih-Ping Koh
Gorilla Technology Group Inc.
February 10, 2022
Page 2
Risks Related to Ownership of Our Ordinary Shares, page 53

3. Identify your PRC subsidiaries and describe the scope of their operations in the PRC.
         Provide prominent disclosure about the legal and operational risks associated with your
         PRC subsidiaries. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale.
Risks Related to the Business Combination and the Combined Company, page 56

4. Identify and discuss the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.
Risk Factors
Activities taken by existing Global shareholders to increase the likelihood of approval of the
Business Combination Proposal..., page 61

5.       The disclosure indicates that Global, the Sponsor, Global   s officers
and directors, Gorilla,
         the Gorilla officers and directors and/or their respective affiliates may purchase Global shares from investors who vote, or indicate an intention to vote, against the Business
         Combination Proposal. Explain how such purchases would comply with the requirements of Rule 14e-5 under the Exchange Act. Additionally, disclose whether or not such purchases might be entered into with investors who may vote in favor of the Business
         Combination proposal, but would elect to redeem their shares.
6. We note that Global or its affiliates may enter into transactions with investors and others to provide them with incentives to acquire shares of Global Class A ordinary share or vote their shares of Global Class A ordinary share in favor of the Business Combination
         Proposal. Please tell us how you intend to disclose any such arrangements, including the negotiations leading up to these arrangements, such that shareholders will have adequate time to assess this information prior to making an investment decision.
Background of the Business Combination, page 77

7. We note your disclosure that the PIPE discussions stalled and the parties determined to finalize the business combination agreement prior to securing a definitive PIPE. Please
FirstName LastNameSih-Ping Koh
       revise to disclose any updates to the PIPE negotiations and state whether a PIPE
Comapany    NameGorilla
       investment          Technology
                    is expected        Group Inc.
                                to be necessary to ensure that there will be
sufficient funds in the
       trust
February  10,account  pursuant
              2022 Page   2    to the Business Combination Agreement.
FirstName LastName
 Sih-Ping Koh
FirstName  LastNameSih-Ping
Gorilla Technology Group Inc.Koh
Comapany10,
February   NameGorilla
             2022      Technology Group Inc.
February
Page 3 10, 2022 Page 3
FirstName LastName
Certain Projected Financial Information, page 85

8. Provide us with the legal basis for the disclaimer on page 86 of "any obligation to, update, revise or correct the Projections to reflect circumstances existing or arising after the date such Projections were generated or to reflect the occurrence of future events, even if any or all of the assumptions underlying the Projections are shown to be in error..." Refer generally to Item 10(b)(3)(iii) of Regulation S-K.
9.       We note that the Projections were initially developed by Gorilla   s
management in
         June 2021 and updated in November 2021. To the extent these different sets of projections are materially different, please explain the changes that were made and why.
10. Please quantify and expand your discussion of the stated assumptions on page 86 that formed the basis for the financial projections. For example, disclose what is meant by
         "sales colleagues will become increasingly productive," receivables not varying dynamically with revenue, and active sales discussions not being adversely affected.
11. It appears that the report filed pursuant to Rule 425 on January 14, 2022 was "issued by Intro-act, Inc., in consideration with a fee payable." It is our understanding that Intro-
         act provides services "matching corporate executives with the institutional investors who are most likely to buy or sell their stock." With a view toward revised disclosure, please tell us the role that Global, Gorilla, or any affiliates took with preparing this report.
         Disclose the fee paid to Intro-act. Additionally, expand your disclosure on page 80 of the registration statement regarding Global's engagement of Intro-Act to discuss the scope of this engagement.
12. We note disclosure indicating that the projections were not prepared or included in the proxy statement in order to induce shareholders to vote in favor of the business combination. However, we also note statements in the Intro-Act report that appear to contradict such disclosure. For example, page 47 of the presentation includes the following assertion: "We believe that Gorilla represents an attractive opportunity to investors looking to benefit from the growth of Edge AI market. Its implied mid-point future enterprise value of $6.2 billion represents an 772% upside to the pro-forma transaction enterprise value." Please revise or advise.
The Nasdaq Proposal, page 98

13. Revise to specify the number and percent of securities that would be issued under this proposal for each distinct purpose. It is unclear if the proposal relates only to shares that will be issued pursuant to the merger agreement.
 Sih-Ping Koh
FirstName  LastNameSih-Ping
Gorilla Technology Group Inc.Koh
Comapany10,
February   NameGorilla
             2022      Technology Group Inc.
February
Page 4 10, 2022 Page 4
FirstName LastName
Gorilla's Business
An Overview of Our Business, page 114

14. We note your revenue for the six months ended June 30, 2021 and 2020, respectively, compared to the years ended December 31, 2020 and 2019, respectively. It appears that your business is impacted by seasonality. In this regard, it appears that a significant portion of your revenue is generated in the last half of your year. Please advise. If true, disclose the extent to which your business may be seasonal. Refer to
Item 101(c)(v) of
         Regulation S-K.
Intellectual Property, page 130

15.      Please disclose the duration of your patents.
Results of Operations
Comparison of the Six Months Ended June 30, 2021 and June 30, 2020, page 140

16. Revise the table to present operating expenses in thousands consistent with the other line-
         items presented.
Cost of Revenue and Gross Margin, page 141

17. Quantify the material factors for the changes period over period. In addition, quantify the material factors for the changes for each of your operating expenses line items. Similar concerns apply to your comparison of the years ended December 31, 2020 and December
         31, 2019. Refer to Section III.B of SEC Release 33-8350.
Revenue, page 141

18. Revise to disclose the amount of revenue recognized from your various offerings for each reporting period included in this filing. In addition, please expand your disclosures to quantify the material factors for changes in each revenue type for each period presented.
         In addition, consider quantifying the increase in revenue between new customers and existing customers. Refer to Section III.B of SEC Release 33-8350. Sih-Ping Koh
FirstName  LastNameSih-Ping
Gorilla Technology Group Inc.Koh
Comapany10,
February   NameGorilla
             2022      Technology Group Inc.
February
Page 5 10, 2022 Page 5
FirstName LastName
Liquidity and Capital Resources
Operating Activities, page 146

19. Expand your disclosures of Operating Activities, Investing Activities, and Financing
         Activities to include discussions for the six month interim period ended June 30, 2021. In addition, we note that your discussion of cash flows from operating activities is limited in nature. This does not appear to contribute substantively to an understanding of your cash flows. Rather, it repeats items that are readily determinable from the financial statements.
         When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows. These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. Refer to Section IV.B.1 of SEC Release 33-8350.
Description of Share Capital and Gorilla Articles, page 183

20. Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.
Security Ownership Of Certain Beneficial Owners And Management Of Global, Gorilla And
The Combined Company, page 189

21. Please provide the natural person(s) that have voting and dispositive control over the shares held by the entities listed as major shareholders in the beneficial ownership tables.
22. Please disclose the sponsor and its affiliates' expected ownership interest in the combined company, assuming exercise and conversion of all securities, for each of the redemption scenarios presented on page 192.
Gorilla Technology Group Inc. and Subsidiaries
Notes to the Consolidated Financial Statements
Note 4. Summary of significant accounting policies
m) Property, plant and equipment, page F-42

23. Provide disclosure to explain the nature of Other equipment. In this regard, we note Other equipment is 39% of your net property, plant and equipment balance at December 31,
         2020.
 Sih-Ping Koh
FirstName  LastNameSih-Ping
Gorilla Technology Group Inc.Koh
Comapany10,
February   NameGorilla
             2022      Technology Group Inc.
February
Page 6 10, 2022 Page 6
FirstName LastName
y) Revenue recognition, page F-46

24. Your table on page F-60 indicates that software sales represents 40% of your total revenue for the year ended December 31, 2020. Expand your revenue recognition policy to include your software revenue recognition policy. Clarify in your disclosure if your software offerings are through SaaS arrangements or license agreements. Your disclosure should also include how you recognize PCS related to the software. In this regard, we note your table on page F-60 that all of your software revenue for the years ended December 31,
         2020 and 2019 is recognized at a point in time.
25. Expand your disclosure to clarify the type of services offered. Further expand your disclosure to clarify what type these service arrangements are (i.e., fixed-price and/or time and materials).
26. We note your risk factor disclosure on page 30 that you enter into partnerships that allow you to provide data services as part of services provided by the partners. Disclose these partnerships in your revenue recognition policy, including who you have determined your customer to be in these partnerships and when revenue is recognized.
27. We note your disclosure on page 128 that in certain geographic regions, you appoint sales representatives, resellers and distributors to engage with end customers. Expand your disclosure to explain when you recognize revenue in these relationships.
28. Clarify if you offer your offerings in multiple element arrangements. If true, provide your policy to explain how you allocate the transaction price to the performance obligations.
         Refer to IFRS 15.73 through 86.
Note 17. Share-based payment, page F-57

29. Please provide us with a breakdown of all equity awards granted starting on January 1,
         2021 and leading up to your filing, including the fair value of the underlying common stock used to value such awards as determined by your board of directors. To the extent there were any significant fluctuations in the fair values from period-to-period, please describe for us the factors that contributed to these fluctuations, including any intervening events within the Company or changes in your valuation assumptions or methodology.
         Compare the most recent valuations for options granted to the fair value of the shares of commons stock as determined by the exchange ratio in the merger agreement.
Note 21. Revenue
a) Disaggregation of revenue from contracts with customers, page F-60

30. We note you disclose your variety of customers on page 114. Consider disaggregating your revenue between government and non-government customers. Refer to paragraph
         B89(c) in Appendix B to IFRS 15.
 Sih-Ping Koh
FirstName  LastNameSih-Ping
Gorilla Technology Group Inc.Koh
Comapany10,
February   NameGorilla
             2022      Technology Group Inc.
February
Page 7 10, 2022 Page 7
FirstName LastName
Note 40. Segment Information, page F-74

31. We note you have two reportable segments; Security Convergence and Video IoT. Please address the following items;

                Include a discussion within your Results of Operations beginning on page 141 to provide a discussion of revenue and profitability by segment. Refer to FRR 501.06.a.

                Expand your operating segments disclosure on page F-46 to identify your reportable segments. In this regard, your current disclosure appears incomplete in that you discuss operating segments, but do not disclose your conclusions related to your operating segments.

                Clarify your business disclosures beginning on pages 114 and 136 to categorize your business offerings between your two reportable segments.
f) Geographical information, page F-76

32. We note you disclose on page 131 that you are headquartered in Taipei, Taiwan. Please expand your table to show revenue attributed to customers in Taiwan as well as non-
         current assets located in Taiwan. Further break-out your table to show any country that represented more than 10% of revenue or non-current assets. Disclose the basis for attributing revenues from external customers to individual countries. Similar concerns apply to your interim geographical information on page F-30. Refer to IFRS 8.33.
Global SPAC Partners Co.
Notes to Unaudited Condensed Financial Statements
Note 2 - Revision of Prior Period Financial Statements, page F-83

33. We note that the company filed an Item 8.01 Form 8-K on May 14, 2021 that included an audited balance sheet dated April 13, 2021. We further note that the company has restated
         such balance sheet here on an unaudited basis. Please explain why the restated balance sheet was not subject to an audit. Please provide your SAB 99 materiality analysis that supports your conclusion that the errors were immaterial.
General

34. Please provide the executive compensation disclosure for the last full financial year.
35. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
 Sih-Ping Koh
FirstName  LastNameSih-Ping
Gorilla Technology Group Inc.Koh
Comapany10,
February   NameGorilla
             2022      Technology Group Inc.
February
Page 8 10, 2022 Page 8
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Ryan Rohn, Senior Staff Accountant, at 202-551-3739 or Stephen
Krikorian, Accounting Branch Chief, at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley, Staff
Attorney, at 202-344-5791 or Joshua Shainess, Legal Branch Chief, at 202-551-7951 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology